787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

July 1, 2016

VIA EDGAR CORRESPONDENCE

Mr. Jay Williamson

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Legg Mason International Low Volatility High Dividend ETF (the “Fund”), a

series of Legg Mason ETF Equity Trust (the “Trust”)

Post-Effective Amendment No. 2

Securities Act File No. 333-206784

Investment Company Act File No. 811-23096

Dear Mr. Williamson:

The Trust filed the Amendment on May 2, 2016 pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), with an effective date of July 16, 2016 with respect to the Fund. This letter responds to the comments that you provided in a telephone conversation with the undersigned and Neesa P. Sood on June 13, 2016. For your convenience, those comments are set forth below and the Trust’s response to each comment is set out immediately under the comment. Please note that we have not independently verified information provided by the Trust. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter. Page references are to the Amendment.

General

Comment No. 1: You asked the Trust to respond to the comments in a letter filed on EDGAR. You asked the Trust to include any revised disclosure so that you may review the responses and respond to the Trust prior to the 485(b) filing the Trust will make with respect to the Fund. You also asked the Trust to provide Tandy representations.

Response: As requested, we have filed this letter on behalf of the Trust, which includes any revised disclosure, and the Tandy representations, which are provided in a separate letter from the Trust, on EDGAR as a CORRESP filing.

NEW YORK     WASHINGTON     HOUSTON     PARIS     LONDON     MILAN     ROME     FRANKFURT     BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Prospectus

Comment No. 2: Please supplementally provide the Fund’s index methodology.

Response: The Fund’s index methodology will be provided supplementally.

Prospectus – Fees and expenses table

Comment No. 3: Please remove the statement describing the management agreement from the lead-in paragraph to the fees and expenses table as that statement is neither permitted nor required by Form N-1A.

Response: The Trust has considered this comment and respectfully submits that no changes to this disclosure are necessary. The Fund has a unitary fee structure, and the Trust believes that it is helpful to investors to explain which expenses are covered by the management fee and which are not. The Trust further submits that other funds with similar fee structures include this disclosure in the text prior to the fee table and that the specific placement of the disclosure was agreed to by the SEC staff at the time of the implementation of the Summary Prospectus amendments to Form N-1A.

Prospectus – Principal investment strategies

Comment No. 4: The disclosure in response to Item 4 of Form N-1A should summarize the Fund’s principal investment strategies based on the information given in response to Item 9. Currently, the Item 4 disclosure appears to repeat the Item 9 disclosure. Please revise the disclosure to provide a more concise summary of the key attributes of the Underlying Index, including any material sector, country or market capitalization exposure as well as index mechanics (e.g., when does it rebalance, at what frequency) and methodology (e.g., how does it select securities to get to low volatility or high dividend). To assist investors we suggest using bulleted lists, shorter paragraphs and paragraph headers to allow investors to more easily understand the Underlying Index.

Response: The Item 4 disclosure has been revised as follows (new language in italics, deleted language in cross-through):

The fund seeks to track the investment results of the QS International Low Volatility High Dividend Hedged Index (the “Underlying Index”). The Underlying Index seeks to provide more stable income through investments in stocks of profitable companies in developed markets outside of the United States with relatively high dividend yields or anticipated dividend yields and lower price and earnings volatility, while mitigating exposure to exchange-rate fluctuations between ~~the values of~~ the U.S. dollar and other international currencies. The Underlying Index is designed to have higher returns than an equivalent unhedged investment when the ~~component~~ currencies in which its component securities are denominated are weakening relative to the U.S. dollar. Conversely, the Underlying Index is designed to have lower returns than an equivalent unhedged investment when the ~~component~~ currencies in which its component securities are denominated are rising relative to the U.S. dollar. The Underlying Index is based on a proprietary methodology created and sponsored by QS, the fund’s subadviser. QS is affiliated with both LMPFA and the fund. The fund will invest at least 80% of its net assets, plus borrowings for investment purposes, if any, in securities that compose its Underlying Index. Securities that compose the Underlying Index include depositary receipts representing securities in the Underlying Index.

The Underlying Index is composed of equity securities in developed markets outside of the United States across a range of market capitalizations that are included in the MSCI World ex-US IMI Index. Stocks in the Underlying Index must have demonstrated profitability over the last four fiscal quarters as a whole. Only stocks that have paid or are anticipated to pay a dividend are included in the Underlying Index. ~~Stocks whose yields are not supported by earnings are excluded from the Underlying Index.~~ The methodology calculates a composite “stable yield” score, with the yield of stocks with relatively high~~er~~ price volatility (as measured over the past 12 months based on the standard deviation of daily returns) and earnings volatility (as measured by the variation of past earnings and projected earnings) and from countries with relatively high interest rates adjusted downward and the yield of stocks with relatively low~~er~~ price volatility and earnings volatility and from countries with relatively low interest rates adjusted upward. The Underlying Index will also take into account foreign withholding taxes on dividend payments to minimize their impact on distribution yield. Underlying Index weights are calculated to maximize its stable yield score subject to concentration limits, liquidity requirements and turnover restraints. QS anticipates that the number of component securities in the Underlying Index will range from 50 to 200 but this number may vary due to market conditions. As initially constituted and balanced, no individual component of the Underlying Index will exceed 2.5% of the Underlying Index, no individual sector (as defined by QS) will exceed 25% of the Underlying Index, no country (as defined by QS) will exceed 15% of the Underlying Index, no individual geographic region (as defined by QS) will exceed 50% of the Underlying Index and real estate investment trust (“REIT”) components as a whole will not exceed 15% of the Underlying Index. ~~The Underlying Index will also take into account the withholding taxes applicable to the fund to further maximize total dividend yield~~. The Underlying Index’s components are reconstituted annually and rebalanced quarterly. The fund’s securities portfolio is rebalanced when the Underlying Index is rebalanced or reconstituted. ~~The fund may trade at times other than when the Underlying Index is rebalanced or reconstituted for a variety of reasons, including when adjustments may be made to its representative sampling process from time to time or when investing cash.~~ The composition of the Underlying Index and the fund after reconstitution and rebalancing may fluctuate and exceed the above Underlying Index limitations due to market movements. The components of the Underlying Index, and the degree to which these components represent certain sectors and industries, may change over time.

The fund may invest up to 20% of its net assets in foreign currency forward contracts and other currency hedging instruments, certain index futures, options, options on index futures, swap contracts or other derivatives (“Financial Instruments”) related to its

Underlying Index and its component securities; cash and cash equivalents; other investment companies, including ETFs; exchange-traded notes; and in securities and other instruments not included in its Underlying Index, but which QS believes will help the fund track its Underlying Index. As noted below, the fund invests in currency hedging instruments to offset the fund’s exposure to the currencies in which the fund’s holdings are denominated. The fund may also invest in equity index futures and currency derivatives to gain exposure to local markets or segments of local markets for cash flow management purposes and as a portfolio management technique.

Hedging. The fund’s investments will be denominated in foreign currencies, thereby potentially subjecting the fund to fluctuations in exchange rates between such currencies and the U.S. dollar. The Underlying Index applies a methodology to effectively create a “hedge” against such fluctuations. ~~by employing a one-month forward rate against the total value of the non-U.S. dollar denominated securities included in the Underlying Index~~. ~~The Underlying Index is designed to have higher returns than an equivalent unhedged investment when the component currencies are weakening relative to the U.S. dollar. Conversely, the Underlying Index is designed to have lower returns than an equivalent unhedged investment when the component currencies are rising relative to the U.S. dollar. The fund expects that the hedge will generally be reset on a monthly basis.~~ In order to replicate the “hedging” component of the Underlying Index, the fund intends to enter into foreign currency forward contracts designed to offset the fund’s exposure to the ~~component~~ currencies in which the fund’s holdings are denominated. ~~A foreign currency forward contract is a contract between two parties to buy or sell a specified amount of a specific currency in the future at an agreed upon exchange rate.~~ The fund’s exposure to foreign currency forward contracts is based on the aggregate exposure of the fund to the ~~component~~ currencies and will generally be reset on a monthly basis. ~~The Underlying Index hedges each foreign currency in the Index back to the U.S. dollar by selling foreign currency forwards at the one-month forward rate. The size and exchange rate of each currency hedge is reset by the Underlying Index one time per month.~~ The fund may also enter into forward currency futures, options on foreign currency and currency swaps, and may purchase currency structured notes. At times, there will be differences in the relative values of the foreign currency forwards and the underlying foreign securities until the portfolio is rebalanced.

The U.S. Securities and Exchange Commission (the “SEC”) has proposed a new rule that would change the regulation of the use of derivatives by registered investment companies, such as the fund. If the proposed rule takes effect, it could limit the ability of the fund to implement its currency hedging strategies.

~~The Underlying Index is designed to have higher returns than an equivalent unhedged investment when the component currencies are weakening relative to the U.S. dollar. Conversely, the Underlying Index is designed to have lower returns than an equivalent unhedged investment when the component currencies are rising relative to the U.S. dollar.~~

Index investing. The fund uses a “passive” or indexing investment approach to achieve its investment objective. Unlike many investment companies, the fund does not try to outperform its Underlying Index and does not seek temporary defensive positions when markets decline or appear overvalued. Indexing may eliminate the chance that the fund will substantially outperform the Underlying Index and also may reduce some of the risks of active management, such as poor security selection.

~~The performance of the fund and its Underlying Index may vary for a number of reasons, including transaction costs, differences between the valuation of the underlying currencies of the securities and the instruments used to hedge the currencies, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the fund’s portfolio and its Underlying Index resulting from the fund’s use of representative sampling or from legal restrictions (such as diversification requirements) that apply to the fund but not to its Underlying Index. “Tracking error” is the divergence of the performance (return) of the fund’s portfolio from that of its Underlying Index. QS expects that, over time, the fund’s tracking error will not exceed 5%.~~

~~Because the fund~~ QS may use a representative sampling indexing strategy to manage the fund~~, it can be expected to have a larger tracking error than if it used a replication indexing strategy. “Replication” is an indexing strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index~~. “Representative sampling” is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to that of the Underlying Index. When sampling is used, the securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as return variability, risk, country/region exposures and sector exposures) and fundamental characteristics (such as portfolio yield, price/earnings ratios and price/book ratios) similar to those of the Underlying Index. The fund may or may not hold all of the securities in the Underlying Index.

~~The composition of the Underlying Index and the fund after reconstitution and rebalancing may fluctuate and exceed the above Underlying Index limitations due to market movements. The components of the Underlying Index, and the degree to which these components represent certain sectors and industries, may change over time.~~

~~The fund’s securities portfolio is rebalanced when the Underlying Index is rebalanced or reconstituted. The fund may trade at times other than when the Underlying Index is rebalanced or reconstituted for a variety of reasons, including when adjustments may be made to its representative sampling process from time to time or when investing cash.~~

~~The fund will invest at least 80% of its net assets, plus borrowings for investment purposes, if any, in securities that compose its Underlying Index. Securities that compose the Underlying Index include depositary receipts representing securities in the Underlying Index.~~

~~The fund may invest up to 20% of its net assets in foreign currency forward contracts and other currency hedging instruments, certain index futures, options, options on index futures, swap contracts or other derivatives (“Financial Instruments”) related to its Underlying Index and its component securities; cash and cash equivalents; other investment companies, including ETFs; exchange-traded notes; and in securities and other instruments not included in its Underlying Index, but which QS believes will help the fund track its Underlying Index. The fund may invest in equity index futures and currency derivatives to gain exposure to local markets or segments of local markets for cash flow management purposes and as a portfolio management technique.~~

~~In order to replicate the “hedging” component of the Underlying Index, the fund intends to enter into foreign currency forward contracts designed to offset the fund’s exposure to the component currencies. A foreign currency forward contract is a contract between two parties to buy or sell a specified amount of a specific currency in the future at an agreed upon exchange rate. The fund’s exposure to foreign currency forward contracts is based on the aggregate exposure of the fund to the component currencies. The Underlying Index hedges each foreign currency in the Index back to the U.S. dollar by selling foreign currency forwards at the one-month forward rate. The size and exchange rate of each currency hedge is reset by the Underlying Index one time per month. The fund may also enter into forward currency futures, options on foreign currency and currency swaps, and may purchase currency structured notes. At times, there will be differences in the relative values of the foreign currency forwards and the underlying foreign securities until the portfolio is rebalanced.~~

~~The U.S. Securities and Exchange Commission (the “SEC”) has a proposed a new rule that would change the regulation of the use of derivatives by registered investment companies, such as the fund. If the proposed rule takes effect, it could limit the ability of the fund to implement its currency hedging strategies.~~

Industry concentration policy. The fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Underlying Index is concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities) and repurchase agreements collateralized by U.S. government securities are not considered to be issued by members of any industry.

Comment No. 5: Please clarify, if true, that only stocks that pay dividends are included in the Underlying Index. Also please clarify any distinctions the index methodology makes between regular and special dividends.

Response: See the revised Item 4 disclosure above. The Trust has been informed by the subadviser that the methodology for the Underlying Index focuses on regular dividend payments and seeks to avoid the impact of special dividends.

Comment No. 6: We note the disclosure that states “Stocks whose yields are not supported by earnings are excluded from the Underlying Index.” Yields are typically based on the amount of cash paid, while earnings are typically accrual based. Please clarify the rules the Underlying Index follows to determine whether yields are supported by earnings.

Response: See the revised Item 4 disclosure above. The Trust has been informed by the subadviser that the methodology generally requires that both the recent and projected ratio of dividends to earnings does not exceed 100% of earnings, except for REITs in the Underlying Index, for which the methodology requires recent and projected profitability.

Comment No. 7: Please clarify how price and earnings volatilities are determined and over what time periods.

Response: See the revised Item 4 disclosure above.

Comment No. 8: We note the reference to a “stable yield” score and that the anticipated number of component securities in the Underlying Index will range from 50 to 200. Please disclose the relationship between the stable yield score and the securities selected for the Underlying Index (are they ranked and the top x are selected, is there a score cut-off, etc.).

Response: See the revised Item 4 disclosure above for the initial limits on individual holdings, sectors, countries and regions.

Comment No. 9: Please explain in plain English how the Fund hedges and what derivatives are used for hedges.

Response: See the revised Item 4 disclosure above.

Comment No. 10: Please clarify approximately how many currencies are included in the Underlying Index.

Response: See the revised Item 4 disclosure above. The number of currencies represented by the components of the Underlying Index may vary over time, depending on the composition of the MSCI World ex-US IMI Index.

Comment No. 11: We note the reference to investing in other investment companies, including ETFs. Please confirm that acquired fund fees and expenses are not required to be presented in the fees and expenses table.

Response: The Trust confirms that acquired fund fees and expenses are not expected to exceed 0.01% of the Fund’s average net assets during its first year of operation so it is not necessary to present acquired fund fees and expenses as a separate line item.

Prospectus – Principal risks

Comment No. 12: Please consider removing “Asset class risk” as it appears to be a generic risk.

Response: The Trust has considered this comment and respectfully submits that this disclosure is useful for investors.

Comment No. 13: Please revise the disclosure under “Calculation methodology risk” to more clearly describe the concern for investors.

Response: The disclosure has been revised as requested as follows (italics added):

Calculation methodology risk. The Underlying Index relies on various sources of information to assess the criteria of issuers, including information that may be based on assumptions and estimates. The fund, LMPFA and QS do not guarantee the accuracy of the Underlying Index or have liability for any errors therein.

Comment No. 14: We note you include the risk factor discussing “Management risk” which indicates that the Fund is subject to the risk that QS’ investment strategy may not produce the intended results. An index fund’s objective is to track an index. Please tell us why the Fund presents “Management risk” as a principal risk or revise as appropriate.

Response: The title of the disclosure has been changed to “Index sampling risk.”

Comment No. 15: Please confirm that “Small and medium capitalization risk” is a principal risk of investing in the Fund.

Response: The Trust confirms that “Small and medium capitalization risk” is a principal risk of investing in the Fund.

Prospectus – More on the fund’s investment strategies, investment and risks

Comment No. 16: On page 10 of the Prospectus under “Important information” it states that “The fund’s investment objective may be changed by the Board of Trustees (the “Board”) without shareholder approval and on notice to shareholders.” Given the relationship among the Fund’s 80% policy, the investment objective and Underlying Index, please consider providing 60 days’ notice if you change the investment objective.

Response: The Trust respectfully submits that currently applicable rules and regulations do not require that the Fund provide shareholders with prior notice for revising a non-fundamental policy (other than an 80% test required by Rule 35d-1) and that Form N-1A does not require a fund to disclose the length of the notice that would be provided for such a change. Based on the facts and circumstances relating to a hypothetical revision to the policy, the manager and the Board of Trustees of the Trust would determine whether advance notice to shareholders is necessary and the appropriate length of any such notice period.

Comment No. 17: Under the disclosure regarding exchange-traded notes (ETNs), please include a statement that ETNs, unlike ETFs, are synthetic instruments and in the event of counterparty default, the holder has no claim on a pool of reference assets.

Response: The disclosure under “ETNs risk” has been revised as follows (italics added):

ETNs are synthetic instruments that are not structured as investment companies and thus are not regulated under the Investment Company Act of 1940 (the “1940 Act”). ETNs may be traded on stock exchanges and generally track specified market indexes, and their value depends on the performance of the underlying index and the credit rating of the issuer. ETNs may be held to maturity, but there are no periodic interest payments and principal is not protected. The fund is exposed to the risk that an ETN’s issuer will not have sufficient assets to make interest or principal payments. Unlike ETFs, ETNs are not investments in a dedicated pool of the issuer’s assets. The fund could lose some or the entire amount invested in an ETN.

Comment No. 18: The disclosure under “Foreign investments and emerging markets risk” references non-US governments. The Underlying Index is limited to developed markets outside of the United States and corporations that pay dividends. Please revise the disclosure to focus on the Fund’s principal risks and to ensure that the disclosure is concise.

Response: The Trust respectfully submits that no revisions are necessary. The Trust understands that the Underlying Index may include corporations that receive substantial government assistance so the Trust believes that this disclosure is appropriate.

Prospectus – More on fund management

Comment No. 19: The management agreement has been characterized as having essentially an “all-in” fee structure; however the Fund is responsible for interest expenses, taxes, brokerage expenses, future 12b-1 fees (if any), acquired fund fees and expenses, extraordinary expenses and the management fee. Please tell us why characterizing the fee structure as “all-in” is appropriate. Also we note that 12b-1 fee is dormant; please confirm whether the Board intends to resuscitate this fee within one year of effectiveness. If so, please consider whether the fees and expenses table should reflect this.

Response: The disclosure has been revised to eliminate reference to the “all-in” fee structure. In addition, the Trust confirms that the 12b-1 fee will not be charged within one year of effectiveness.

Prospectus – Creations and redemptions

Comment No. 20: Please consider whether some of the discussion under “Creations and redemptions” can be relocated to the SAI, as most of it does not appear to assist retail investors in understanding the product.

Response: The Trust has considered this suggestion and believes the current disclosure under “Creations and redemptions” in the Fund’s prospectus is appropriate as the prospectus is directed to institutional investors in addition to retail investors.

Prospectus – Index

Comment No. 21: We note the Underlying Index is created and sponsored by the Fund’s subadviser. Please confirm any exemptive relief that permits you to have an affiliated index provider. In responding, please tell us the order number, date, and explain how you comply with any conditions contained in the order.

Response: The Trust believes that the Fund will operate in compliance with the requirements of the Trust’s exemptive order under the Investment Company Act of 1940 (Inv. Co. Act Rel. No. 31920, Dec. 1, 2015) (order), (Inv. Co. Act Rel. No. 31895, Nov. 5, 2015) (notice)) with respect to the use of an affiliated index provider. The Trust has adopted compliance policies and procedures with respect to the Fund’s operation under the order.

Prospectus – Disclaimers

Comment No. 22: We note the references the Solactive Index as the index administrator and calculation agent but we understand QS is the creator. Please explain why the disclosure references Solactive.

Response: The disclaimer language is required by the Index Calculation Agreement between Solactive AG and QS. The language has been revised to clarify that the disclaimer refers to Solactive’s activities as index calculation agent and is set forth below.

The fund is not sponsored, promoted, sold or supported in any other manner by Solactive AG nor does Solactive AG offer any express or implicit guarantee or assurance either with regard to the results of using the Underlying ~~Solactive US Broad Market Index (the “Solactive~~ Index~~”)~~ and/or ~~Solactive~~ Underlying Index trade mark or the ~~Solactive~~ Underlying Index Price at any time or in any other respect. The ~~Solactive~~ Underlying Index is calculated and published by Solactive AG. Solactive AG uses its best efforts to ensure that the ~~Solactive~~ Underlying Index is calculated correctly. Irrespective of its obligations towards the fund, Solactive AG has no obligation to point out errors in the ~~Solactive~~ Underlying Index to third parties including but not limited to investors and/or financial intermediaries of the fund. Neither publication of the ~~Solactive~~ Underlying Index by Solactive AG nor the licensing of the ~~Solactive~~ Underlying Index or ~~Solactive~~ Underlying   Index trade mark for the purpose of use in connection with the fund constitutes a recommendation by Solactive AG to invest capital in said fund nor does it in any way represent an assurance or opinion of Solactive AG with regard to any investment in said fund.

Statement of Additional Information (“SAI”)

Comment No. 23: On page 25 of the SAI, please revise the discussion under derivatives to address your asset segregation coverage policies for purposes of 1940 Act compliance by each material derivative type.

Response: The Trust notes that the Fund’s current disclosure discusses the need for asset segregation for certain types of derivatives and transactions and the risks that segregation may impair the Fund’s ability to sell a portfolio security or make an investment or require the Fund to sell a security or close out a position. The disclosure further states that the Fund will cover its transactions consistent with applicable regulatory policies. Disclosure about asset segregation policies for each type of derivative is not required by Form N-1A and in light of the current disclosure the Trust respectfully submits that no additional disclosure is necessary.

Comment No. 24: On page 41 of the SAI, with respect to the Fund’s seventh fundamental investment policy on concentration, we note that Item 16(c)(1)(iv) of Form N-1A refers to “industry or group of industries.”

Response: The Trust submits that no revisions are necessary. The Fund’s fundamental policy on concentration states that it will concentrate in an industry if the index that it replicates concentrates in an industry. The Underlying Index has a limit of 25% in any one sector.

Comment No. 25: On page 53 of the SAI, footnotes 4 and 5 note that compensation for the fund complex is provided as of December 31, 2015 and the number of portfolios in the fund complex is provided as of October 31, 2015. Please use the same date for both.

Response: The disclosure has been revised so that the compensation from the fund complex and the number of portfolios in the fund complex are both provided as of the end of the calendar year.

Comment No. 26: On page 86 of the SAI, we note that the worst-case (longest) redemption cycles for various markets are presented and that in some instances, the worse-case (longest) is significantly longer than seven days. Please tell us how you will comply with Section 22(e) given these longer redemption cycles.

Response: The Trust’s exemptive order (see the response to comment 21 above) includes exemptive relief from Section 22(e) of the 1940 Act that permits the Fund, as a Foreign Fund as defined in the order, to pay redemption proceeds within 15 calendar days following the tender of creation units for redemption.

Comment No. 27: On page 86 of the SAI, it is noted that “These worst-case redemption cycles are based on information regarding regular holidays, which may be out of date. Based on changes in holidays, longer (worse) redemption cycles are possible.” Please note that the Trust is responsible for the disclosure in the registration statement. Please ensure that the aforementioned disclosure is not out of date. Update it as necessary and revise as appropriate.

Response: The Trust acknowledges its responsibility for the disclosure and will update it as necessary.

Comment No. 28: On page 107 of the SAI, please tell us whether the Fund or its investment manager is paying MSCI to use its indices and, if so, how the fee structure is set up.

Response: The Fund is not paying MSCI for the use of its indexes.

If you have any questions regarding these responses, please do not hesitate to contact me at (212) 728-8558.

Very truly yours,

/s/ Dianne E. O’Donnell

Dianne E. O’Donnell

Cc:	Harris C. Goldblat, Esq. Legg Mason & Co., LLC

Neesa P. Sood, Esq., Willkie Farr & Gallagher LLP

Legg Mason ETF Equity Trust

620 Eighth Avenue, 49th Floor

New York, New York 10018

July 1, 2016

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Legg Mason ETF Equity Trust (the “Trust”)

Post-Effective Amendment No. 2 to the Registration Statement on Form N-1A

Securities Act File No. 333-206784

Investment Company Act File No. 811-23096

Ladies and Gentlemen:

In connection with the Commission Staff’s review of the Trust’s responses to the Staff’s comments to Post-Effective Amendment No. 2 of the Registration Statement on Form N-1A of the Trust on behalf of Legg Mason International Low Volatility High Dividend ETF (the “Fund”), a series of the Trust, as filed with the Commission on May 2, 2016 (the “Registration Statement”), the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a) the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Legg Mason ETF Equity Trust

By:	/s/ Harris C. Goldblat

Name:	Harris C. Goldblat
Title:	Assistant Secretary